Mail Stop 6010

May 1, 2007

Leonard Goldberg
Chief Executive Officer
Greenlight Capital Re, Ltd.
802 West Bay Road, The Grand Pavilion
Grand Cayman, KY 1-1205
Cayman Islands

Re: **Greenlight Capital Re, Ltd.**
Amendment No. 2 to Form S-1 Registration Statement
File No. 333-139993

Dear Mr. Goldberg:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary – page 1

Our Competitive Strengths – page 4

1.   Please refer to the second bullet and your response to comment 10. You indicate that you do not measure your economic success with respect to a contract in any given accounting period but rather at the end of the life of a contract. You also indicate, that most of your contracts have a term of one year. Please tell us, with a view towards disclosure in the registration statement, why your annual results would not be a good

measure of your economic success for a contract that has a term of one year. Also, in light of the one year terms of your agreements, please revise the disclosure in the document to explain what you mean when you use the phrase "long-term economic results."

Our Challenges – page 5

2.   Please revise the heading "Our Challenges" to use the term "risks," "weaknesses" or a similar term indicating the nature of the items presented in this discussion.

3.   Please refer to the fourth bullet on page 5. This bullet now states that "making long equity investments in an up or rising market may increase the risks of generating profits on these investments." Generating profits does not appear to be a risk. Please revise the disclosure as appropriate.

Our Strategy – page 5

4.   Please refer to the second bullet on page 6. There, you say that you intend to manage your capital "conservatively" with respect to your investment activities. Pages 21- 25, however, contain 15 risk factors relating to the risky and unusual aspects of your investment strategy and your relationship to your investment advisor. Accordingly, it does not appear accurate to describe your investment activities as conservative. Please delete that reference, or explain to us why it is appropriate.

Additional Risks Relating to Our Business and This Offering – page 6

5.   Please update the information regarding your letter of credit facilities to the most recent practicable date.

6.   Please tie the information in the third bullet to the relevant contracts you are insuring and disclose the percentage of your revenues attributable to contracts that could be affected by this factor.

Recent Developments – page 7

7.   Please tell us, with a view towards disclosure in the prospectus, whether you have other investments in sub-prime mortgages or sub-prime mortgage lenders. We may have additional comments after reviewing your response.

Risk Factors – page 12

8.   We are unable to agree with your response to comment 16.   The revenues generated from your agreement with First Protective Insurance Company constitute 78.3% of your premiums written. Therefore, it appears to us that you are substantially dependent on this agreement. Please file this agreement and any other agreements on which you are substantially dependent.

The fact that you believe you will be significantly better positioned to compete for and underwrite a number of sizeable contracts after the conclusion of this offering, does not impact our view that you are currently substantially dependent on this agreement. It would be anticipated that as your business grows and you underwrite more business that each agreement becomes less material. However, the requirement is that you file agreements upon which you are substantially dependent on, as opposed to agreements that you believe you will continue to be dependent on in the future.

We note your statement that as of March 31, 2007 you had bound 16 contracts. If you continue to believe you are not substantially dependent on any agreements due to this new business, please provide a new analysis explaining the basis for the determination. Your analysis should address your current business, including newly bound contracts for which you have received revenues, as opposed to expected business. The percentage of revenues contributed by the largest agreements should be clear from the analysis.

Current legal and regulatory activities relating to certain insurance products could affect our business, results of operations and financial condition. – page 20

9.   We note the revision you made to this risk factor in response to comment 3. Please provide a reasonably detailed discussion of what the "contractual provision" you are referring to is, an explanation of what the risk is, and what the potential adverse consequences are.   Your current disclosure is very vague and still does not identify a specific risk. Readers need to know what you mean when you talk about your clients participating "in the loss experience of underlying risks."

New Florida legislation could adversely affect the market for Florida-specific programs and, if replicated by other jurisdictions, could adversely affect the U.S. reinsurance market and our business. – page 21

10.   The revised risk factor states that your contract is "structured such that the premium and economics of the contract are not immediately impacted by the new Florida legislation." Please expand the risk factor to discuss when the premium and economics will be impacted and what the likely impact will be.

Our investment performance may suffer as a result of adverse capital market developments or other factors and impact our liquidity, which could in turn adversely affect our financial condition and results of operations. – page 22

11.   Please revise the risk factor to address your investment losses in the first quarter.

12.   You now state that the Lehman U.S. Aggregate Bond Index is used by bond funds as a benchmark to measure their performance. You also state that the Standard & Poor's 500 Index is used by equity funds as a benchmark.   Since you are not a bond fund or an equity fund, it is not clear what the relevance of this information is to your investment returns. We particularly do not understand the relevance of the bond index to your performance as you state that your investments are, almost totally, in the equity markets. Are you suggesting that your investment portfolio somehow parallels that of the equity fund? If so, that statement would appear to be inconsistent with your description of the current content of your portfolio as described in the first risk factor on page 23. Please expand the risk factor to explain why you have included this information and what you want a reader to conclude from it. In the alternative, delete it.

DME Advisors may serve on boards and committees. – page 24

13.   Please revise the subheading to describe the potential adverse consequences of the risk you identify.

14.   The last sentence of the risk factor now states that "During Mr. Einhorn's tenure as a director of New Century, DME Advisors was periodically restricted from trading in New Century securities." Please briefly describe these instances.

15.   Please expand the risk factor to identify the other companies in which you are invested that DME Advisors or an affiliate of DME or you serves on boards and committees. Provide a significantly more detailed discussion of this risk and its potential adverse consequences in the "Business" section of the prospectus.

Increased regulation or scrutiny of alternative investment strategies may affect our investment portfolio or our business reputation. – page 25

16.   Please expand the risk factor, and provide a more detailed discussion in the body of the prospectus, regarding the specific "alternative investment strategies" that have recently come under increased scrutiny by regulatory officials. Also describe the new regulations and oversight that have been proposed to address these issues.

17.   Please include a risk factor that addresses the fact that DME Advisors is entitled to an incentive bonus even when the company's portfolio loses money.

Business – page 52

18.   Please expand the discussion under "Company Overview" to disclose your results for the first quarter of this year, including the losses in your investment portfolio.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

Recently Issued Accounting Standards, page F-11

19.   We acknowledge your response to our previous comment 29. Please revise your disclosure regarding the adoption of SFAS 159 to include the potential impact on your cash flow classification for trading securities and related items. Please see paragraphs 16 and A42 of SFAS 159.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3710 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Kerry Bercham, Esq.
        Akin Gump Strauss Hauer & Feld LLP
        590 Madison Avenue
        New York, New York 10022